SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Natur International Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

63883U 103

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, 17th Floor, New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 63883U 103

1)	NAME OF REPORTING PERSON

NL Life Sciences BV
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3)	SEC Use Only

4)	SOURCE OF FUNDS
OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
82,450,133
	8)	SHARED VOTING POWER

	9)	SOLE DISPOSITIVE POWER
82,450,133
	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,450,133
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.587%
14)	TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (“Schedule 13D”) relates is the ordinary shares (“Common Stock”) of Natur International Corp., a Wyoming corporation (“Issuer”). The principal executive office of the Issuer is Jachthavenweg 124, 1081 KJ Amsterdam, The Netherlands.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by NL Life Sciences BV, the registered and beneficial owner of the shares being reported upon (the “Reporting Person”). The person with the voting and dispositive authority over the held by the Reporting Person is Rhys Tombling, the sole director of the Reporting Person, who disclaims any beneficial ownership of the shares being reported upon.

(b) The Reporting Person’s business address is Jachthavenweg 124, 1082 JK Amsterdam, The Netherlands.

(c) The Reporting Person is a corporation formed under the laws of The Netherlands, the business of which is as an investment vehicle for securities of growth companies.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation formed under the laws of The Netherlands.

Item 3. Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Person through the exchange of all the shares of Natur Holding B.V. owned by the Reporting Person.

Item 4. Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of its shares of Common Stock (or other securities of the Issuer); (ii) changing its current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D and publicly announced by the Issuer, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5. Interests in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 82,450,133 shares of Common Stock representing an aggregate of 25.587% of the Issuer’s Common Stock on a beneficial basis, based on 322,230,038 shares outstanding.

(b) The Reporting Person, through its management, has the sole power to vote and to dispose of the 82,450,133 shares of Common Stock, all of which are held by NL Life Sciences BV.

(c) The Reporting Person has made no purchases of the Common Stock within the 60 days preceding this report.

(d) Not applicable

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 13, 2019

/S/ RhysTombling
Rhys Tombling, Sole Director